XTL Biopharmaceuticals Ltd.
(the “Company”)
Proxy form for use at the Annual General Meeting and Extraordinary General Meeting of the Company
to be held on July 17, 2008 at 4:00 p.m. (Israel time) and 4:30 p.m. (Israel time), respectively.

I/We …….…………………… of …………………………………………………...…………………………………being (a) holder(s) of the number of ordinary shares of NIS0.02 each in the Company set out below hereby appoint the chairman of the Meeting or……………………………………………..……………………………………………………………………………as my/our prox(y)(ies) to vote for me/us and on my/our behalf at the Annual General Meeting and Extraordinary General Meeting of the Company to be held at XTL Biopharmaceuticals Ltd., Kiryat Weizmann Science Park, Building 3, 3 Hasapir St., Rehovot, Israel 76100 at 4:00 p.m. (Israel Time) and 4:30 p.m. (Israel time), respectively, on July 17, 2008, and at any adjournment thereof (the “Meetings”). This Form of Instruction relates to the Notice of Annual General Meeting and of Extraordinary Meeting dated June 12, 2008 (the “Notice”) My/our prox(y)(ies) (is)/(are) to vote in the following way by inserting “X” in the appropriate boxes:

ANNUAL GENERAL MEETING
No.	Type of Resolution	Resolution	For	Against	Abstain
1.	Ordinary Resolution	To receive the Annual Report and Financial Statements of the Company for the year ended December 31, 2007
2.	Ordinary Resolution	To appoint the auditors and authorize the fixing of their remuneration
3.	Ordinary Resolution	To re-appoint Michael S. Weiss as a Director of the Company
4.	Ordinary Resolution	To re-appoint Ben-Zion Weiner as a Director of the Company
5.	Ordinary Resolution	To re-appoint William James Kennedy as a Director of the Company
6.	Ordinary Resolution	To re-appoint Laurence N. Charney as a Director of the Company

EXTRAORDINARY GENERAL MEETING
No.	Type of Resolution	Resolution	For	Against	Abstain
1.	Ordinary Resolution	To approve the grant to Michael S. Weiss of 9,898,719 options, as detailed in the Notice.
2.	Ordinary Resolution	To approve the grant to Ben-Zion Weiner of 750,000 options, as detailed in the Notice.
3.	Ordinary Resolution	To approve the grant to Ben-Zion Weiner of 300,000 options, as detailed in the Notice.
4.	Ordinary Resolution	To approve the grant to William James Kennedy of 300,000 options, as detailed in the Notice.
5.	Ordinary Resolution	To approve the remuneration terms for Laurence N. Charney, as detailed in the Notice.

Shareholding …………………………………………..………….	Ordinary Shares (please insert number)

Signature(s) ………………………………………………..……	Date ……………………….2008

Notes for completion of proxy form
1.
Please indicate, by placing “X” in the appropriate space, how you wish your votes to be cast in respect of each of the Resolutions. If this form is duly signed and returned, but without any specific direction as to how you wish your votes to be cast, your proxy may vote or abstain, at his or her discretion.

2.
In the case of joint shareholders, the vote of the first named in the register of members of the Company who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s).

3.	This proxy must be executed by the shareholder(s) or his/her/their attorney duly authorised in writing.

4.
Any shareholder holding shares of the Company on the close of business on June 12, 2008, shall be entitled to attend and vote at the Meeting. Such shareholder may appoint one or more proxies to attend and to vote instead of him or her. A proxy need not be a shareholder of the Company.

5.
This proxy card should be completed and returned to the Company at its registered offices, Building 3, Kiryat Weizmann, Rehovot, P.O. Box 370, Israel 76100, no later than 16:00 p.m. (Israeli time) on July 17, 2008 along with confirmation of ownership in accordance with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings) - 2000.

6.	Completion and return of a form of proxy will not preclude a shareholder from attending and voting at the Meeting in person if he or she subsequently decides to do so.

7.	The approval of all ordinary resolutions proposed at the Meetings shall require a majority vote at each Meeting.